UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

 Q1 2022 Earnings Presentation  May 9, 2022

 DISCLAIMER  Forward Looking Statements  This presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” "anticipate," "believe," "could," "estimate," "expect," "forecast," "guidance," "intend," "may," "plan," "predict," "should" or "will" or the negative of such terms or other similar expressions or terminology.  By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.  Investors should read the section entitled "Item 3.D—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.  Forward-looking statements include, but are not limited to, statements relating to: expected value, expected investments in expansions; equity investment; estimated returns and cash available for distribution (“CAFD”) estimates, CAFD estimates per currency, geography and sector; net corporate leverage based on CAFD estimates; debt refinancing; the quality of our long-term contracts; self-amortizing project debt structure and related debt reduction; the use of non-GAAP measures as a useful predicting tool for investors; the possibility to extend asset life; dividends; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC.  The CAFD and other guidance included in this presentation are estimates as of May 9, 2022. These estimates are based on assumptions believed to be reasonable as of the date Atlantica Sustainable Infrastructure plc (“Atlantica”, the “Company”, “we” or “us”) published its First Quarter 2022 Financial Results. We disclaim any current intention to update such guidance, except as required by law.   Non-GAAP Financial Information   This presentation also includes certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA as a percentage of revenues (margin), CAFD and CAFD per share. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures (including CAFD and Adjusted EBITDA) in this presentation provides useful information to investors.  In our discussion of operating results, we have included foreign exchange impacts in our revenue and adjusted by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

 Key Messages  Revenue and Adjusted EBITDA growth of 7.0%1 and 4.8%1 in Q1 2022, on a comparable basis  $140 - 150 million in equity investments already closed or earmarked for 2022  Q1 2022 dividend of $0.44 per share  Compared to the three-month period ended March 31, 2021, on a constant currency basis and adjusted for the consolidation of a non-recurrent Rioglass solar project in the three-month period ended March 31, 2022.  +6.3% year-over-year CAFD growth in Q1 2022 up to $54.4 million

 ∆   Excluding FX impact & non-recurrent project   US $ in million (except CAFD per share)  2022  2021  ∆ Reported  Revenue  247.5  268.2  (7.7)%  Adjusted EBITDA1  173.6  171.2  1.4%   Margin2  70.2%  63.8%  CAFD  54.4  51.2  6.3%  CAFD per share4  0.48  0.46  4.0%  HIGHLIGHTS  6.3% CAFD Growth in Q1 2022  Adjusted EBITDA previously excluded share of profit/(loss) of associates carried under the equity method and did not include depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership) (which is equivalent to our pro-rata share of Adjusted EBITDA from unconsolidated affiliates) and now includes it (see reconciliation on page 25). Prior periods have been presented accordingly.  Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue (see reconciliation on page 27).  Compared to the three-month period ended March 31, 2021, on a constant currency basis and adjusted for the consolidation of a non-recurrent Rioglass solar project in the three-month period ended March 31, 2021.  Calculated by dividing CAFD for the period by weighted average number of shares for the period (see reconciliation on page 26).  7.0%3  First Quarter  4.8%3

 HIGHLIGHTS  Performance by Sector and Region  WATER  Q1  2022  Q1  2021  ∆  13.5  13.5  0%  9.2  9.8  (6)%  68%  73%  RENEWABLES  Q1  2022  Q1  20212  ∆  182.1  199.7  (9)%  122.2  117.0  +4%  67%  59%  EFFICIENT NAT. GAS & HEAT  Q1  2022  Q1  2021  ∆  25.3  28.4  (11)%  21.7  23.2  (6)%  86%  82%  TRANSMISSION LINES  Q1  2022  Q1  2021  ∆  26.6  26.6  0%  20.5  21.2  (3)%  77%  80%  By Sector  US $ in million  Revenue  Margin  EMEA  NORTH AMERICA  Q1  2022  Q1  2021  ∆  74.4  60.6  +23%  58.3  40.3  +45%  78%  67%  SOUTH AMERICA  Q1  2022  Q1  20211  ∆  134.6  169.3  (20)%  86.2  101.0  (15)%  64%  60%  By Region  US $ in million  Revenue  Adjusted EBITDA  Margin  Q1  2022  Q1  2021  ∆  38.5  38.3  1%  29.1  29.9  (3)%  76%  78%  Adjusted EBITDA  Includes Revenue and Adjusted EBITDA of a non-recurrent Rioglass solar project. Compared to the three-month period ended March 31, 2021, on a constant currency basis and excluding the effect from the non-recurrent solar project, Revenue for the three-month period ended March 31, 2022 increased 2.0% and Adjusted EBITDA decreased 9.2%.   Includes Revenue and Adjusted EBITDA of a non-recurrent Rioglass solar project. Compared to the three-month period ended March 31, 2021, on a constant currency basis and excluding the effect from the non-recurrent solar project, Revenue and Adjusted EBITDA for the three-month period ended March 31, 2022 increased 11.7% and 9.3%, respectively.

 Includes 49% of Vento II production since its acquisition in June 2021. Includes curtailment in wind assets for which we receive compensation.   Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for Vento II, for which we have included our 49% interest.  GWh produced includes 30% share of the production from Monterrey.  Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.  Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating.  WATER  RENEWABLES  TRANSMISSION LINES  EFFICIENT NATURAL GAS & HEAT  Q1 2022  Q1 2021  Availability4  104.5%  97.5%  Mft3 in operation2  17.5  17.5  Q1 2022  Q1 2021  GWh produced1  1,094  606  MW in operation2  2,044  1,591  Q1 2022  Q1 2021  GWh produced3  625  542  Availability4  100.3%  98.3%  MW in operation5  398  343  Q1 2022  Q1 2021  Availability4  99.9%  100.0%  Miles in operation  1,229  1,166  KEY OPERATIONAL METRICS  Steady Operational Performance

 Consolidated cash as of March 31, 2022, decreased by $116.3 million vs December 31, 2021, including FX translation differences of $0.7 million.  CASH FLOW  Operating Cash Flow  US $ in million   2022  2021  Adjusted EBITDA  173.6  171.2  Share in Adjusted EBITDA of unconsolidated affiliates  (14.2)  (3.3)  Net interest and income tax paid  (16.5)  (30.9)  Variations in working capital   (19.0)  17.1  Non-monetary adjustments and other  13.5  (6.9)  OPERATING CASH FLOW  137.3  147.1   Acquisitions of subsidiaries & entities under equity method  (39.0)  (10.7)   Distributions from entities under the equity method & other   26.1  4.3  INVESTING CASH FLOW  (12.9)  (6.4)  FINANCING CASH FLOW   (8.8)  66.9  Net change in consolidated cash1  115.6  207.6  First Quarter

 1  US $ in million   2022  ~50% of target already closed or committed  Including $8 million expected to be invested in an expansion of the Chile TL4 asset and a related substation in 2022 or 2023.  Includes investments in the first quarter of 2022 and an estimation for the rest of 2022.  GROWTH UPDATE  Expected Investments for 2022  2

 Appendix

 fixed or hedged1  Project Debt  (1) As of December 31, 2021.  (2) See our Annual Report on form 20-F for the fiscal year ended December 31, 2021 for   additional information on the specific interest rates and hedges.  (3) Percentage fixed or hedged.  INTEREST RATE RISK COVERAGE  94%1 of Debt Fixed or Hedged2  ASSET  INTEREST TYPE  FIXED1,3  Solana  Fixed  100%  Mojave  Fixed  100%  Coso  Hedged  100%  Chile PV 1&2  Hedged  75%  Palmatir  Hedged  80%  Cadonal  Hedged  73%  Melowind  Hedged  75%  Solaben 2  Hedged  100%  Solaben 3  Hedged  100%  Logrosan5  Hedged  100%  Solacor 1  Hedged  99%  Solacor 2  Hedged  98%  PS 20  Hedged  100%  Helioenergy 1  Hedged  100%  Helioenergy 2  Hedged  100%  Helios 1/2  Hedged  100%  Solnova 1  Hedged  100%  Solnova 3  Hedged  100%  Solnova 4  Hedged  100%  Solaben 1/6  Fixed  100%  Kaxu  Hedged  58%  ACT  Hedged  75%  ATN  Fixed  100%  ATS  Fixed  100%  ATN 2  Fixed  100%  Quadra 1 & 2  Hedged  75%  Skikda  Fixed  100%  Tenes  Fixed  100%  Other  Hedged  71%           Hedged4   54.4%  Fixed4   38.7%     Total Fixed or Hedged   93.1%  (4) Weighted average based on outstanding balance as of December 31, 2021.   (5) Subholding company of Solaben 1, 2, 3 & 6.  (6) Other facilities include the Commercial Paper Program, accrued interest payable and other debts.   (7) 97% as of March 31, 2022 due to the balance drawn down against the Revolving Credit Facility.  INSTRUMENT    INTEREST TYPE  DEC 31, 2021   Revolving Credit Facility  Variable  -   Green Exchangeable Notes  Fixed  104  2020 Green Private Placement  Fixed  327  Note Issuance Facility 2020  Hedged (100%)  156  Green Senior Notes  Fixed  394  Other facilities6  Fixed  41  Total Outstanding Debt      1,023            Hedged4  15.2%     Fixed4  84.8%         Total Fixed or Hedged  100.0%7  Corporate Debt  of Corporate Debt  ~100%  of Project Debt  & ~93%

 CURRENCY2  SECTOR  GEOGRAPHY  Based on CAFD estimates for the 2022-2026 period, including the acquisitions closed as of February 28, 2022. See “Disclaimer – Forward Looking Statements”.  Including the effect of currency hedges.  As of December 31, 2021.  of long-term interest rates in project debt are fixed or hedged2,3  ~ 93%  90  Denominated  in USD  %  >  70% Renewable  15% Eff. Natural Gas & Heat  12% Transmission Lines   3% Water  46% North America  31% Europe  15% South America   8% RoW  SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO  Portfolio Breakdown Based on Estimated CAFD1  INTEREST RATES AND INFLATION  Indexed to inflation or formula based on inflation  Indexed to a fixed number  Not indexed  Escalation factors included in contracts

 HISTORICAL FINANCIAL REVIEW  Key Financials by Quarter (1/2)  “Deposits into/ withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior periods have been recalculated to conform to this presentation.  Dividends are paid to shareholders in the quarter after they are declared.   (3) Number of shares outstanding on the record date corresponding to each dividend, except the shares issued under the ATM program between the dividend declaration date and the dividend record date.  1Q20  2Q20  3Q20  4Q20  2020  1Q21  2Q21  3Q21  4Q21  2021  1Q22  Revenues  210,403   255,344  302,987  244,526  1,013,260  268,178  342,997  329,244  271,331  1,211,749  247,452  Adjusted EBITDA  165,962  214,107  240,958  175,096  796,123  171,249  232,984  229,846  190,307  824,388  173,626  Adj. EBITDA margin (%)  78.9%  83.9%  79.5%  71.6%  78.6%  63.8%  67.9%  69.8%  70.1%  68,0%  70.2%  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates  (3,553)  (3,959)  (3,943)  (3,013)  (14,468)  (3,298)  (4,295)  (8,451)  (15,013)  (31,057)  (14,202)  Dividends from unconsolidated affiliates  5,120   5,262  9,758  2,106  22,246  8,799  4,431  11,385  10,268  34,883  31,870  Non-monetary items  (9,823)  (9,161)  (10,843)  (14,116)  (43,943)  (6,834)  8,622  33,675  20,346  55,809  10,413   Accounting provision for electricity   market prices in Spain  (5,489)  (5,478)  (5,516)  (5,827)  (22,311)  (659)  11,643  41,582  24,489  77,055  7,141   Difference between billings and revenue in assets accounted for as concessional financial assets  10,383  11,034  9,390  12,536  43,344  9,167  10,993  6,771  11,959  38,890  18,169   Income from cash grants in the US  (14,717)  (14,717)  (14,717)  (14,717)  (58,868)  (14,678)  (14,677)  (14,678)  (14,678)  (58,711)  (14,643)   Other non-monetary items  -  -  -  (6,108)  (6,108)  (664)  664  -  (1,424)  (1,424)  (254)  Net interest and income tax paid  (11,436)  (119,517)  (31,625)  (124,661)  (287,239)  (30,872)  (132,856)  (45,301)  (133,234)  (342,263)  (16,546)  Principal amortization of indebtedness net of new indebtedness at projects  (14,898)  (75,301)  (18,963)  (151,260)  (260,422)  (14,972)  (104,999)  (40,336)  (158,684)  (318,991)  (24,789)  Deposits into/withdrawals from debt service accounts1  32,921  17,605  8,844  27,807  87,177  (26,576)  26,383  (567)  27,994  27,233  13,402  Change in non-restricted cash at project companies1  (50,467)  31,257  (94,192)  34,784  (78,618)  (71,162)  47,730  (89,947)  115,588  2,209  (103,116)  Dividends paid to non-controlling interests  (4,915)  (9,246)  (6,833)  (1,950)  (22,944)  (4,215)  (7,395)  (11,717)  (4,807)  (28,134)  (6,221)  Changes in other assets and liabilities  (61,353)  (1,330)  (41,207)  106,670   2,779  29,118  (11,948)  (20,008)  4,308  1,470  (10,030)  Cash Available For Distribution (CAFD)  47,558  49,717  51,953  51,463  200,691  51,237  58,657  58,580  57,073  225,547  54,407  Dividends declared2  41,657   42,673  42,673  46,491  173,494  47,643  47,807  48,493  49,479  193,422  50,202  # of shares3  101,601,662  101,601,662  101,601,662  110,691,722  110,797,738  111,178,846   111,477,263  112,451,438  114,095,845  DPS (in $ per share)   0.41  0.42  0.42  0.42  1.67  0.43  0.43  0.435  0.44  1.735  0.44  Key Financials  US $ in thousands

  Debt details  1Q20  2Q20  3Q20  4Q20  2020  1Q21  2Q21  3Q21  4Q21  2021  1Q22   Project debt  4,777.2  5,007.6  5,281.2  5,237.6  5,237.6  5,200.2  5,374.2  5,278.9  5,036.2  5,036.2  5,037.0   Project cash  (535.3)  (510.1)  (602.2)  (533.3)  (533.3)  (624.6)  (603.1)  (685.0)  (534.4)  (534.4)  (625.9)   Project net debt  4,241.9  4,497.5  4,679.0  4,704.3  4,704.3  4,575.6  4,771.1  4,593,9  4,501.8  4,501.8  4,411.1   Corporate debt  807.3  837.0  959.7  993.7  993.7  965.3  1,025.1  1,030.1  1,023.1  1,023.1  1,056.1   Corporate cash  (154.9)  (278.7)  (186.7)  (335.2)  (335.2)  (434.2)  (83.2)  (78.6)  (88.3)  (88.3)  (113.1)   Corporate net debt  652.4  558.3  773.0  658.5  658.5  531.1  941.8  951.5  934.8  934.8  943.0   Total net debt  4,894.4  5,055.8  5,452.0  5,362.8  5,362.8  5,106.7  5,713.0  5,545.1  5,436.6  5,436.6  5,354.1  Corporate net debt/CAFD    pre corporate interests1  2.4x  2.3x  3.3x  3.0x  3.0x  2.6x2  3.4x  3.5x  3.5x  3.5x  3.3x  HISTORICAL FINANCIAL REVIEW  Key Financials by Quarter (2/2)  US $ in million  (1) Ratios presented are the ratios shown on each earnings presentation relating to such period.  (2) Net corporate debt as of March 31, 2021, was calculated proforma including the payment of $170m ($130m equity investment paid in April 2021 and additional $40m paid in July 2021 to reduce debt).

 HISTORICAL FINANCIAL REVIEW  Segment Financials by Quarter           1Q20  2Q20  3Q20  4Q20  2020  1Q21  2Q21  3Q21  4Q21  2021  1Q22  by Geography        NORTH AMERICA  59,283  98,648   109,757  63,233  330,921  60,585  118,216  129,860   87,114  395,775  74,304  SOUTH AMERICA  35,654  39,375   36,990  39,441  151,460  38,308  40,043  38,778  37,856  154,985  38,528  EMEA        115,466  117,321   156,240  141,852  530,879  169,285  217,726  160,606  146,361  660,989  134,620  by Business Sector        RENEWABLES        150,793  193,881   234,556  173,859  753,089  199,679  271,945  254,132  202,768  928,525  182,101  EFFICIENT NAT. GAS & HEAT  26,403  25,629   28,086  30,912  111,030  28,408  30,097  35,019  30,168  123,692  25,327  TRANSMISSION LINES  26,608  26,787   25,834  26,813  106,042  26,614  26,975  26,840  25,251  105,680  26,620  WATER     6,599  9,047   14,511  12,942  43,099  13,477  13,979  13,253  13,143  53,852  13,404  Total Revenue     210,403  255,344  302,987  244,526  1,013,260  268,178  342,996  329,244  271,331  1,211,749  247,452  1Q20  2Q20  3Q20  4Q20  2020  1Q21  2Q21  3Q21  4Q21  2021  1Q22  by Geography     NORTH AMERICA     52,661  89,954   95,879  40,871   279,365  40,287  94,574  108,500  68,442  311,803  58,266  88.8%  91.2%  87.4%  64.6%  84.4%  66.5%  80.0%  83.6%  78.6%  78.8%  78.4%  SOUTH AMERICA     28,422  31,380   29,947  30,275  120,023  29,943  30,279  30,404  28,921  119,547  29,129  79.7%  79.7%  81.0%  76.8%  79.2%  78.2%  75.6%  78.4%  76.4%  77.1%  75.6%  EMEA     84,879  92,773  115,132   103,950  396,735  101,019  108,133  90,942  92,944  393,038  86,231  73.5%  79.1%  73.7%  73.3%  74.7%  59.7%   49.7%  56.6%  63.5%  59.5%  64.1%  by Business Sector     RENEWABLES     113,670  161,415   181,788  119,412  576,285  117,036  177,995  169,830  137,722  602,583  122,223  75.4%  83.3%  77.5%  68.7%  76.5%  58.6%  65.5%  66.8%  67.9%  64.9%  67.1%  EFFICIENT NAT. GAS & HEAT   24,462  23,303   27,479  25,762  101,006  23,182  24,039  29,166  23,548  99,935  21,699  92.6%  90.9%  97.8%  83.3%  91.0%  81.6%  79.9%  83.3%  78.1%  80.8%  85.7%  TRANSMISSION LINES  21,922  22,423   21,702  21,225  87,272  21,203  21,319  21,721  19,392  83,635  20,523  82.4%  83.7%  84.0%  79.2%  82.3%  79.7%  79.0%  80.9%  76.8%  79.1%  77.1%  WATER     5,908  6,966   9,989  8,697  31,560  9,828  9,633  9,129  9,645  38,235  9,181  89.5%  77.0%  68.8%  67.2%  73.2%  72.9%  68.9%  68.9%  73.4%  71.0%  68.%  Total Adjusted EBITDA  165,962  214,107   240,958  175,096  796,123  171,249  232,986  229,846  190,307  824,388  173,626  78.9%  83.9%  79,5%  71.6%  78.6%  63.8%  67.9%  69.8%  70.1%  68.0%  70.2%  Adjusted EBITDA   Revenue  US $ in thousands

    1Q20  2Q20   3Q20  4Q20  2020  1Q21  2Q21  3Q21  4Q21  2021  1Q22  RENEWABLES3 (GWh)        526  957  1,125  636  3,244  606  1,377  1,477  1,195  4,655  1,094   (GWh)  644  624  664  642  2,574  542  501  622  627  2,292  625   (availability %)           102.4%  100.9%  103.8%  101.2%  102.1%  98.3%  100.1%  101.1%  103.0%  100.6%  100.3%  TRANSMISSION LINES (availability %)  99.9%  99.9%  100.0%  100.0%  100.0%  100.0%  99.9%  100.0%  100.0%  100.0%  99.9%  WATER (availability %)  101.8%  102.2%  101.1%  95.4%  100.1%  97.5%  101.9%  99.8%  91.9%  97.9%  104.5%     1Q20  2Q20  3Q20  4Q20  2020  1Q21  2Q21  3Q21  4Q21  2021  1Q22  RENEWABLES1 (MW)  1,496  1,551  1,551  1,551  1,551  1,591  2,018  2,022  2,044  2,044  2,044  EFFICIENT NAT. GAS & HEAT2 (MW)  343  343  343  343  343  343  398  398  398  398  398  TRANSMISSION LINES (Miles)  1,166  1,166  1,166  1,166  1,166  1,166  1,166  1,166  1,166  1,166  1,229  WATER1 (Mft3/day)  10.5  17.5  17.5  17.5  17.5  17.5  17.5  17.5  17.5  17.5  17.5  Capacity in operation  (at the end of the period)  Production / Availability  4  4  4  Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for Vento II, for which we have included our 49% interest.   Includes 43 MW corresponding to our 30% share in Monterrey since August 2, 2019, and 55 MWt corresponding to thermal capacity from Calgary District Heating since May 14, 2021.  Includes 49% of Vento II production since its acquisition. Includes curtailment in wind assets for which we receive compensation.  Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.  EFFICIENT NAT. GAS & HEAT  HISTORICAL FINANCIAL REVIEW  Key Performance Indicators

   Historical Capacity Factors1     1Q20  2Q20  3Q20  4Q20  2020  1Q21  2Q21  3Q21  4Q21  2021  1Q22   SOLAR      US     18.2%  37.5%  35.2%  17.6%  27.1%  18.0%  38.6%  31,0%  17.0%  26.1%  17.2%   Chile2  -  27.9%  29.8%  38.2%  32.0%  28.4%  20.9%  20.6%  25.8%  23.9%  25.3%   Spain     8.0%  22.1%  28.6%  8.3%  16.8%  9.1%  24.8%  29.6%  10.7%  18.6%  7.3%   Italy  -  -  -  -  -  -  -  18.6%  8.3%  16.5%  12.7%   Kaxu  28.9%  8.6%  26.8%  44.7%  27.3%  38.9%  26.9%  20.2%  48.4%  33.6%  36.9%   US  -  -  -  -  -  -  -  21.6%  35.4%  28.3%  38.1%   Uruguay3     34.6%  40.8%  40.6%  42.8%  39.7%  32.6%  38.3%  38.2%  38.3%  36.9%  34.5%  Capacity factor ratio represents actual electrical energy output over a given period of time to the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.  Includes Chile PV 1 since Q2 2020 and Chile PV 2 since Q1 2021.  Includes curtailment production in wind assets for which we receive compensation.   HISTORICAL FINANCIAL REVIEW  Capacity Factors  WIND

 Exchange rates as of March 31, 2022 (EUR/USD = 1.1159) and December 31, 2021 (EUR/USD = 1.1370).  Restricted cash is cash which is restricted generally due to requirements of project finance agreements.  US $ in million1  As of Mar. 31  2022  As of Dec. 31  2021  As of Mar. 31  2021  Corporate cash at Atlantica  113.1  88.3  434.2  Existing available revolver capacity  393.5  440.0  440.0  Total Corporate Liquidity  506.6  528.3  874.2  Cash at project companies  625.9  534.4  624.6   - Restricted2  245.7  254.3  310.7   - Other  380.2  280.1  313.9  LIQUIDITY  Liquidity Position

 NET DEBT POSITION1  Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.  Corporate Net Debt defined as indebtedness where Atlantica Sustainable Infrastructure plc. is the primary obligor minus cash and cash equivalents held at Atlantica Sustainable Infrastructure plc.   Project Net Debt is defined as indebtedness where one of our project subsidiaries is the primary obligor minus cash and cash equivalents held by our project subsidiaries.  Net corporate leverage is calculated as corporate net debt divided by midpoint 2022 CAFD guidance before corporate debt service.   US $ in million  As of Mar. 31,  2022  As of Dec. 31,  2021  Corporate Net Debt2  943.0  934.8  Project Net Debt3  4,411.1  4,501.8  NET DEBT  Corporate Leverage  Corporate net debt / CAFD pre corporate debt service4  3.3x

 LIQUIDITY AND DEBT MATURITIES SUMMARY  Healthy Balance Sheet and Strong Liquidity  Strong Liquidity and No Significant Corporate Debt Maturities in the Short-term  ~$507 million  @ 31/03/22  Corporate Liquidity  ~4.9 years average maturity2 of current corporate debt  Revolving Credit Facility’s maturity extended to December 2024 on May 5, 2022. Total limit is $450.0 million, of which $393.5 million are available as of March 31, 2022  ~$507 million available liquidity, out of which $113.1 million is corporate cash as of Mar. 31, 2022  Corporate Debt Maturities1  Corporate Debt is the indebtedness where Atlantica Sustainable Infrastructure plc. is the primary obligor.  Corporate Debt Maturities as of March 31, 2022, except for the Revolving Credit Facility’s, for which December 2024 is considered, according to the extension dated May 5, 2022.  Corporate Liquidity means cash and cash equivalents held at Atlantica Sustainable Infrastructure plc as of March 31, 2022 plus available capacity under the Revolving Credit Facility as of March 31, 2022.  Corporate Cash corresponds to cash and cash equivalents held at Atlantica Sustainable Infrastructure plc.   37  3  4

 Key principle: non-recourse project financing in ring-fenced subsidiaries  100% project debt self-amortizing progressively before the end of the contracted life  Low interest rate risk, with +93% of interest rates fixed or hedged  ~$2bn planned debt reduction in the next 5 years  FINANCING   Self-Amortizing Project Debt Structure1  Project debt amortization schedule as of December 31, 2021.  Ojo actualizar fixed or hedged si cambia Kaxu

 Weighted Average Life  Project debt term  PPAs with predefined prices for ~15 years on average1   Refinancing opportunities could increase CAFD in earlier years  Possibility to extend life in many assets (excluding   ATN and ATS)  Tails in most assets after debt amortization  Contract term2  LONG-TERM STABLE CASH FLOW  Portfolio of Assets  Represents weighted average years remaining as of March 31, 2022.  Regulation term in the case of Spain and Chile TL3.  (3) From the total amount of $211 million project debt, $74 million are progressively repaid following a theoretical 2036 maturity, with a legal maturity in 2027. The remaining $137 million are expected to be refinanced in or before 2027.

 CORPORATE DEBT DETAILS  Corporate Debt as of March 31, 2022  No significant maturities in the short term  Exchange rates as of March 31, 2022 (EUR/USD = 1.1159 ).  Amounts include principal amounts outstanding, unless stated otherwise.  As of March 31, 2022, letters of credit with face value in an amount equal to $21.5 million were outstanding and $393.5 million were available under the Revolving Credit Facility. The latter has a total limit of $450 million.  The maturity of loans outstanding from time to time under the Revolving Credit Facility was extended from December 2023 to December 2024 pursuant to the Seventh Amendment to the Revolving Credit Facility, dated May 5, 2022.  US $ in million1  Maturity  Amounts2  Credit Facilities  (Revolving Credit Facility)3  20244  34.2  (Other facilities)5  2022 – 2026  48.4  Green Exchangeable Notes6  2025  104.9  2020 Green Private Placement7  (€ denominated)  2026  321.1  Note Issuance Facility 20208   (€ denominated)  2027  153.1  Green Senior Notes9  2028  394.4  Total  1,056.1  (5) Other facilities include the Commercial Paper Program, accrued interest payable and other debts.   (4) Senior unsecured notes dated July 17, 2020, exchangeable into ordinary shares of Atlantica, cash, or a combination of both, at Atlantica’s election.  Senior secured notes dated April 1, 2020, of €290 million.  Refers to the senior unsecured note facility dated July 8, 2020, of €140 million.  Green Senior Unsecured Notes dated May 18, 2021, of $400 million.

 NON-GAAP FINANCIAL INFORMATION  Reconciliation of Non-GAAP Measures  Our management believes Adjusted EBITDA, CAFD and CAFD per share are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.   Our management believes CAFD and CAFD per share are relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA, CAFD and CAFD per share are widely used by other companies in the same industry.   Our management uses Adjusted EBITDA, CAFD and CAFD per share as measures of operating performance to assist in comparing performance from period to period and aims to use them on a consistent basis moving forward. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.  We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:  they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;   they do not reflect changes in, or cash requirements for, our working capital needs;  they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD and CAFD per share do not reflect any cash requirements that would be required for such replacements;  some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and  the fact that other companies in our industry may calculate Adjusted EBITDA, CAFD and CAFD per share differently than we do, which limits their usefulness as comparative measures.  We define Adjusted EBITDA as profit/(loss) for the period attributable to the parent company, after previously adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in our consolidated financial statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership). Until September 30, 2021, Adjusted EBITDA excluded equity of profit/(loss) of associates carried under the equity method and did not include depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership). Prior periods have been presented accordingly. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including third party debt service and general and administrative expenses. CAFD per share is calculated by dividing CAFD for the period by weighted average number of shares for the period.

 NON-GAAP FINANCIAL INFORMATION  Reconciliation of Non-GAAP Measures  Information presented as the pro-rata share of our unconsolidated affiliates reflects our proportionate ownership of each asset in our property portfolio that we do not consolidate and has been calculated by multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership thereto. Note 7 to our consolidated financial statements as of and for the period ended March 31, 2022 includes a description of our unconsolidated affiliates and our pro rata share thereof. We do not control the unconsolidated affiliates. Multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership may not accurately represent the legal and economic implications of holding a noncontrolling interest in an unconsolidated affiliate. We include pro-rata share of depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates because we believe it assists investors in estimating the effect of such items in the profit/(loss) of associates carried under the equity method (which is included in the calculation of our Adjusted EBITDA) based on our economic interest in such unconsolidated affiliates. Each unconsolidated affiliate may report a specific line item in its financial statements in a different manner. In addition, other companies in our industry may calculate their proportionate interest in unconsolidated affiliates differently than we do, limiting the usefulness of such information as a comparative measure. Because of these limitations, the information presented as the pro-rata share of our unconsolidated affiliates should not be considered in isolation or as a substitute for our or such unconsolidated affiliates’ financial statements as reported under applicable accounting principles.

 Reconciliation of Cash Available For Distribution and Adjusted EBITDA to Profit for the period attributable to the Company  “Deposits into/ withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.   (in thousands of U.S. dollars)  For the three-month period ended March 31     2022     2021  Profit/(loss) for the period attributable to the Company  (12,042)     (19,172)  Profit/(loss) attributable to non-controlling interest  2,200     8,108  Income tax  (3,906)     15,241  Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)  5,982     2,339  Financial expense, net  80,467     81,192  Depreciation, amortization, and impairment charges  100,925     83,541  Adjusted EBITDA  173,626     171,249  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates  (14,202)     (3,298)  Non-monetary items  10,413  (6,834)   Accounting provision for electricity market prices in Spain  7,141  (659)   Difference between billings and revenue in assets accounted for as concessional financial assets  18,169  9,167   Income from cash grants in the US  (14,643)  (14,678)   Other non-monetary items  (254)     (664)  Dividends from equity method investments  31,870  8,799  Interest and income tax paid  (16,546)     (30,872)  Principal amortization of indebtedness  (24,789)     (14,972)  Deposits into/ withdrawals from restricted accounts1  13,402     (26,576)  Change in non-restricted cash at project level1  (103,116)     (71,162)  Dividends paid to non-controlling interests  (6,221)     (4,215)  Changes in other assets and liabilities  (10,030)     29,118  Cash Available For Distribution  54,407     51,237

 RECONCILIATION  Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities  (in thousands of U.S. dollars)  For the three-month period ended March 31     2022  2021  Net cash provided by operating activities  137,315  147,155  Net interest and income tax paid   16,546  30,872  Changes in working capital   19,047  (17,099)  Other non-monetary items  (10,413)  6,834  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates and other  11,131  3,487  Adjusted EBITDA  173,626  171,249  Reconciliation of CAFD to CAFD per share  For the three-month period ended March 31     2022  2021  CAFD (in thousands of U.S. dollars)  54,407  51,237  Weighted average number of shares (basic) for the period (in thousands)  112,741  110,386  CAFD per share (in U.S. dollars)  0.4826  0.4642

 RECONCILIATION  Reconciliation of Adjusted EBITDA Margin to Operating Profit Margin  Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue   (in thousands of U.S. dollars)  For the three-month period ended March 31     2022  2021  Revenue  247,452     268,178  Profit/(loss) for the period attributable to the Company   (12,042)      (19,172)   Profit/(loss) attributable to non-controlling interest  2,200     8,108  Income tax  (3,906)     15,241  Share of loss/(profit) of associates carried under the equity method  (8,221)     (960)  Financial expense, net  80,467     81,192  Operating profit  58,498     84,409   Operating profit margin  23.6%  31.5%   Depreciation, amortization, and impairment charges  40.8%  31.2%  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates  5.7%  1.2%  Adjusted EBITDA margin1   70.2%  63.9%

 As of March 31, 2022   ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING1  YEARS INCONTRACT LEFT  CURRENCY  RENEWABLE   ENERGY  Solana  100%  USA (Arizona)  280 MW  APS  BBB+/A3/BBB+  22  USD  Mojave  100%  USA (California)  280 MW  PG&E  BB-/--/BB  18  USD  Coso  100%  USA (California)  135 MW  SCPPA & two CCAs5  Investment grade5  17  USD  Elkhorn Valley   49%  USA (Oregon)  101 MW  Idaho Power Company  BBB/A3/--  6  USD  Prairie Star   49%  USA (Minnesota)  101 MW  Great River Energy   --/A3/A-  6  USD  Twin Groves II   49%  USA (Illinois)  198 MW  Exelon Generation Co.  BBB-/Baa2/--  4  USD  Lone Star II   49%  USA (Texas)  196 MW  EDPR  Not rated  1  USD  Chile PV 1  35%  Chile  55 MW  n/a  n/a  n/a  USD 4  Chile PV 2  35%  Chile  40 MW  n/a  Not rated  9  USD 4  La Sierpe  100%  Colombia  20 MW  Synermin6  Not rated  14  COP  Palmatir  100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-2  12  USD  Cadonal  100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-2  13  USD  Melowind  100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-2  14  USD  Mini-Hydro  100%  Peru  4 MW  Peru  BBB/Baa1/BBB  11  USD 4  Solaben 2/3  70%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  15/16  EUR 3  Solacor 1/2  87%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  15/15  EUR 3  PS 10/20  100%  Spain  31 MW  Kingdom of Spain  A/Baa1/A-  10/12  EUR 3  Helioenergy 1/2  100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  15/15  EUR 3  Helios 1/2  100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  15/15  EUR 3  Solnova 1/3/4  100%  Spain  3x50 MW  Kingdom of Spain  A/Baa1/A-  13/13/13  EUR 3  Solaben 1/6  100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  16/16  EUR 3  Seville PV  80%  Spain  1 MW  Kingdom of Spain  A/Baa1/A-  14  EUR 3  Italy PV 1  100%  Italy  1.6 MW  Italy  BBB/Baa3/BBB  9  EUR 3  Italy PV 2  100%  Italy  2.1 MW  Italy  BBB/Baa3/BBB  9  EUR 3  Italy PV 3  100%  Italy  2.5 MW  Italy  BBB/Baa3/BBB  10  EUR 3  Kaxu  51%  South Africa  100 MW  Eskom  BB-/Ba2/BB-2  13  ZAR  Reflects the counterparties’ issuer credit ratings issued by S&P, Moody’s and Fitch, respectively, as of May 9, 2022.  For Kaxu, it refers to the credit rating of the Republic of South Africa, and for Palmatir, Cadonal and Melowind, it refers to the credit rating of Uruguay, as UTE is unrated.  Gross cash in euros dollarized through currency hedges.  USD denominated but payable in local currency.  AT A GLANCE  Sizeable and Diversified Asset Portfolio  (5) Refers to the credit rating of two Community Choice Aggregators: Silicon Valley Clean Energy and Monterrey Bar Community Power, both with A rating from S&P; Southern California Public Power Authority, the third off-taker, is not rated.  (6) Largest electricity wholesaler in Colombia.

 As of March 31, 2022   ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING1  YEARS INCONTRACT LEFT  CURRENCY  EFFICIENT NAT. GAS & HEAT  Calgary  100%  Canada  55 MWt  22 High quality clients3  ~41% A+ or higher3  19  CAD  ACT  100%  Mexico  300 MW  Pemex  BBB/Ba3/BB-  11   USD 2  Monterrey  30%  Mexico  142 MW  Industrial Customers  Not rated  16   USD 2  TRANSMISSION LINES   ATN  100%  Peru  379 miles  Peru  BBB/Baa1/BBB  19  USD 2  ATS  100%  Peru  569 miles  Peru  BBB/Baa1/BBB  22  USD 2  ATN 2  100%  Peru  81 miles  Minera Las Bambas  Not rated  11  USD 2  Quadra 1/2  100%  Chile  49 miles / 32 miles  Sierra Gorda  Not rated  13/13  USD 2  Palmucho  100%  Chile  6 miles  Enel Generacion Chile  BBB/-/A-  16  USD 2  Chile TL3  100%  Chile  50 miles  CNE  A/A1/A-  Regulated  USD 2  Chile TL4  100%  Chile  63 miles  Several Mini-hydro plants  Not rated  50  USD  WATER  Skikda  34%  Algeria  3.5 Mft3/day  Sonatrach & ADE  Not rated  12  USD 2  Honaine  26%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  15  USD 2  Tenes  51%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  18  USD 2  Reflects the counterparties’ issuer credit ratings issued by S&P, Moody’s and Fitch, respectively, as of May 9, 2022.  USD denominated but payable in local currency.  Diversified mix of 22 high credit quality clients (~41% A+ rating or higher, the rest unrated).  AT A GLANCE  Sizeable and Diversified Asset Portfolio

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: May 5 ,2022	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer